Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 6 SEPTEMBER 6, 2019
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 6 DATED SEPTEMBER 6, 2019
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc., formerly known as Griffin Capital Essential Asset REIT II, Inc., dated June 17, 2019, Supplement No. 1 dated June 18, 2019, Supplement No. 2 dated July 5, 2019, Supplement No. 3 dated August 5, 2019, Supplement No. 4 dated August 13, 2019, and Supplement No. 5 dated August 23, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the daily net asset value, or “NAV”, per share, as determined in accordance with our valuation procedures, for each business day from August 1, 2019 through August 31, 2019, for each of our classes of common stock.
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from August 1, 2019 through August 31, 2019. During the month of August 2019, the value of our properties increased by $25.4 million which, net of capital costs, resulted in a net positive change in property values of $8.5 million or approximately $0.03 per share.
We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed rate basis and utilize interest rate swaps to hedge a portion of our variable rate borrowings. As an offset to the property valuation increase discussed above, additional volatility in interest rates continued to impact our NAV, in particular that of our fixed rate borrowings, marked-to-market on a quarterly basis, and our interest rate swap, which combined, caused a non-cash, transitory loss of approximately $28.7 million or approximately $0.10 per share. The slight change in NAV per share on various days is typically due to rounding. The principal balance of our borrowings is not affected by changes in interest rates, and future increases in interest rates would have a positive impact on the fair value of our fixed rate borrowings and interest rate swaps.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Class E
August 1, 2019	$9.67	$9.67	$9.66	$9.66	$9.56	$9.56	$9.56	$9.58
August 2-4, 2019	$9.66	$9.66	$9.64	$9.65	$9.55	$9.55	$9.55	$9.57
August 5, 2019	$9.66	$9.66	$9.65	$9.65	$9.55	$9.55	$9.55	$9.57
August 6, 2019	$9.65	$9.65	$9.63	$9.64	$9.54	$9.54	$9.54	$9.55
August 7, 2019	$9.65	$9.65	$9.63	$9.64	$9.54	$9.54	$9.54	$9.56
August 8, 2019	$9.65	$9.65	$9.63	$9.64	$9.54	$9.54	$9.53	$9.55
August 9-11, 2019	$9.65	$9.65	$9.64	$9.64	$9.54	$9.54	$9.54	$9.56
August 12, 2019	$9.60	$9.60	$9.58	$9.59	$9.49	$9.49	$9.49	$9.51
August 13, 2019	$9.59	$9.59	$9.58	$9.58	$9.48	$9.48	$9.48	$9.50
August 14, 2019	$9.60	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51
August 15, 2019	$9.60	$9.59	$9.58	$9.58	$9.48	$9.49	$9.48	$9.50
August 16-18, 2019	$9.59	$9.59	$9.57	$9.58	$9.48	$9.48	$9.48	$9.50
August 19, 2019	$9.60	$9.59	$9.58	$9.58	$9.48	$9.48	$9.48	$9.50
August 20, 2019	$9.60	$9.60	$9.58	$9.59	$9.49	$9.49	$9.48	$9.51
August 21, 2019	$9.60	$9.59	$9.58	$9.58	$9.48	$9.48	$9.48	$9.50
August 22, 2019	$9.60	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51
August 23-25, 2019	$9.61	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51
August 26, 2019	$9.60	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51
August 27, 2019	$9.61	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51
August 28, 2019	$9.60	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51
August 29, 2019	$9.60	$9.60	$9.59	$9.59	$9.49	$9.49	$9.48	$9.51
August 30-31, 2019	$9.61	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51

On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website,  www.gcear.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.